Exhibit 2.1

*** Confidential Treatment Request Under 17 C.F.R. Section 240.246-2

EQUITY PURCHASE AGREEMENT

BY AND BETWEEN

FIREKEEPERS DEVELOPMENT AUTHORITY

AND

FULL HOUSE RESORTS, INC.

AND

RAM ENTERTAINMENT, LLC AND ROBERT A. MATHEWSON

FOR THE PURCHASE OF ALL LIMITED LIABILITY COMPANY INTERESTS

OF

GAMING ENTERTAINMENT (MICHIGAN), LLC

TABLE OF CONTENTS

ARTICLE 1	PURCHASE OF INTERESTS AND INTELLECTUAL PROPERTY	1

ARTICLE 2	PURCHASE PRICE	1
2.1	Purchase Price	1
2.2	Wind-Up Fee	1
2.3	Claims Related to Management Agreement	2
2.4	Holdback Amount	2

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF SELLERS	2
3.1	Organization and Good Standing	2
3.2	Capitalization	2
3.3	Authority and Authorization; Conflicts; Consents	3
3.4	Financial Statements and Undisclosed Liabilities	4
3.5	Taxes	4
3.6	Litigation and Orders	4
3.7	Compliance with Law	4
3.8	Contracts	4
3.9	Certain Assets	5
3.10	Real Property	5
3.11	Intellectual Property	5
3.12	Insurance	6
3.13	Absence of Certain Events	6
3.14	Employee Benefits	6
3.15	Employees and Labor Relations	6
3.16	Certain Business Relationships	7
3.17	Brokers	7
3.18	Indebtedness	7
3.19	Full Disclosure	7
3.20	Limited Business	7
3.21	Ownership of RAM	7
3.22	Investor Agreement	7

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF BUYER	8
4.1	Organization and Good Standing	8
4.2	Authority and Authorization; Conflicts; Consents	8

ARTICLE 5	CERTAIN COVENANTS	8
5.1	Certain Actions to Close Transactions	8
5.2	Pre-Closing Conduct of Business	9
5.3	Access to Information	10
5.4	Further Assurances	11
5.5	Confidentiality and Publicity	11
5.6	Employee Matters	12
5.7	Intellectual Property	12
5.8	Certain Tax Matters	12
5.9	Covenant Not to Compete and Related Covenants	13
5.10	Intercompany Accounts	14
5.11	Transition Services	14
5.12	Notice of Developments	15
5.13	Insurance and Insurance Proceeds	15
5.14	Return of Property	15
5.15	Green Acres	15

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5.16	Hotel Consulting Arrangement	15
5.17	Maintenance of Existence	16
5.18	Use of Marks	16
5.19	Ownership, Existence and Capitalization of RAM	16

ARTICLE 6	CLOSING, CLOSING DELIVERIES AND TERMINATION	16
6.1	Closing	16
6.2	Closing Deliveries by Sellers	16
6.3	Closing Deliveries by Buyer	17
6.4	Termination of Agreement	17
6.5	Effect of Termination	18

ARTICLE 7	CONDITIONS TO OBLIGATIONS TO CLOSE	18
7.1	Conditions to Obligation of Buyer to Close	18
7.2	Conditions to Obligation of Sellers to Close	19

ARTICLE 8	INDEMNIFICATION AND RESOLUTION OF CERTAIN DISPUTES	19
8.1	Indemnification by Sellers	19
8.2	Indemnification by Buyer	20
8.3	Certain Limitations and Other Matters Regarding Claims	20
8.4	Certain Survival Periods	20
8.5	Notice of Claims and Procedures	21
8.7	Mitigation	22
8.8	Indemnification Adjusts Purchase Price for Tax Purposes	22
8.9	Effect of Officer’s Certificates	22
8.10	Right of Set Off	22

ARTICLE 9	CERTAIN GENERAL TERMS AND OTHER AGREEMENTS	23
9.1	Notices	23
9.2	Expenses	23
9.3	Interpretation; Construction	23
9.4	Parties in Interest; Third-Party Beneficiaries	24
9.5	Governing Law	24
9.6	Jurisdiction, Sovereign Immunity, Venue and Waiver of Jury Trial	24
9.7	Entire Agreement; Amendment; Waiver	26
9.8	Assignment; Binding Effect	26
9.9	Severability; Blue-Pencil	27
9.10	Counterparts	27
9.11	Schedules	27

ARTICLE 10	CERTAIN DEFINITIONS	27

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Exhibits

Exhibit 1	Acquired Intellectual Property
Exhibit 7.1(c)	Officer’s Certificate of Seller (Bringdown)
Exhibit 7.2(c)	Officer’s Certificate of Buyer (Bringdown)

Schedules

Schedule 3.1	Organization and Good Standing
Schedule 3.2	Capitalization
Schedule 3.3(b)	Conflicts
Schedule 3.3(c)	Consents
Schedule 3.4(a)	Financial Statements
Schedule 3.4(c)	Undisclosed Liabilities
Schedule 3.6	Litigation or Orders
Schedule 3.8	Contracts
Schedule 3.11(a)	Intellectual Property
Schedule 3.11(c)	Intellectual Property
Schedule 3.12(a)	Insurance
Schedule 3.13	Absence of Certain Events
Schedule 3.14(a)	Employee Benefits
Schedule 3.15(a)	Employees and Labor Relations
Schedule 3.15(b)	Employees and Labor Relations
Schedule 3.16	Certain Business Relationships

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EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 30, 2012, by and among FIREKEEPERS DEVELOPMENT AUTHORITY (“Buyer”), an unincorporated instrumentality and political subdivision of the NOTTAWASEPPI HURON BAND OF POTAWATOMI INDIANS, a federally recognized Indian tribe (the “Tribe”) and Full House Resorts, Inc. a Delaware corporation (“Full House”), RAM ENTERTAINMENT, LLC, a Nevada Limited Liability Company (“RAM”), (each a “Seller” and together the “Sellers”) and Robert A. Mathewson, a resident of Nevada (“Mathewson”) to the extent provided herein by Sections 3.21, and 5.19, regarding the purchase of all limited liability company interests of GAMING ENTERTAINMENT (MICHIGAN), LLC, a Delaware limited liability company (the “Company”). Article 10 contains definitions of certain capitalized terms.

Recitals

A. Full House and RAM own all of the limited liability company interests of the Company (the “Interests”) and Mathewson owns all of the equity of RAM.

B. Sellers desire to sell, assign and transfer to Buyer, and Buyer desires to purchase from Sellers, all of the Interests and the Acquired Intellectual Property, upon and subject to the terms herein.

Agreement

In consideration of the foregoing and the representations, warranties, covenants and agreements in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, each Party hereby agrees as follows:

ARTICLE 1

PURCHASE OF INTERESTS AND INTELLECTUAL PROPERTY

Upon and subject to the terms herein, at Closing: 1) Full House and RAM will sell, assign and transfer to Buyer, and Buyer will purchase from Full House and RAM, all of the Interests; and 2) Full House and RAM will sell, assign and transfer to Buyer and Buyer will purchase from Full House and RAM, all of the Acquired Intellectual Property.

ARTICLE 2

PURCHASE PRICE

2.1 Purchase Price. Upon and subject to the terms herein, at Closing, Buyer will pay to Sellers the aggregate amount of $97,500,000.00 (the “Purchase Price”) less the Holdback Amount and less the Buyer Transaction Expenses, by wire transfer of immediately available funds to the accounts that Sellers designate in writing at least two Business Days before the Closing Date. The Purchase Price will be paid $48,675,000.00 to Full House and $48,645,000.00 to RAM (which reflects the Buyer Transaction Expenses).

2.2 Wind-Up Fee. In addition to the Purchase Price, Buyer will pay Sellers a fee equal in amount to the management fee that would have been earned by the Company under the Management Agreement for March 2012 (if not paid prior to Closing) and April 2012 (the “Wind-up Fee”), less $500,000.00 The Wind-up Fee will be paid at the time that the management fee for such month would have been paid if the Management Agreement had remained in effect for that month in equal amounts to each Seller. Notwithstanding anything to the contrary in this Section 2.2, if the Closing Date occurs later than March 30, 2012, the amount of the Wind-up Fee will be reduced dollar-for-dollar by the amount of management fee earned on and after March 30, 2012 and prior to May 1, 2012.

2.3 Claims Related to Management Agreement. The Parties agree that all amounts paid under the Management Agreement for periods ending on or prior to the Closing Date will not be adjusted after Closing Date and each Party waives any claim regarding any possible miscalculation or adjustment to such amounts and agrees to not make any such claim for miscalculation or adjustment; provided, however, that such amounts will be adjusted based on any adjustments to Net Revenues for the periods of January 1, 2012 through April 30, 2012 in the final audit for the fiscal year of Firekeepers Casino (each as defined in the Management Agreement). Payment of such adjusted amounts shall be made to the appropriate party within 60 days of the final audit for the fiscal year. The Wind-up Fee will be calculated on the same basis as management fees that have been previously calculated and paid prior to the date of this Agreement, including utilizing the same accounting practices and methods for hotel pre-opening costs and capitalized interest, provided that depreciation will be determined consistent with the accounting used by Buyer for fiscal year 2010.

2.4 Holdback Amount. The Holdback Amount will be equal to $150,000. The Holdback Amount may be used by Buyer to satisfy any liabilities of the Company arising before the Closing Date but paid after the Closing Date or to satisfy any indemnification obligations of any Seller under this Agreement. The Holdback Amount, less any amounts used to satisfy such liabilities of the Company, will be paid to Sellers on December 31, 2012 in equal amounts to each Seller.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, jointly and severally with each other Seller, hereby represents and warrants to Buyer that each of the following are and will be true, correct and complete, each as of the date hereof and as of the Closing Date, except that Full House does not make any representation or warranty as to the organization, structure, validity, authority or authorization of RAM and RAM does not make any representation or warranty as to the organization, structure, validity, authority or authorization of Full House and except that Mathewson, and no other Seller, hereby represents and warrants to Buyer only the representation in Section 3.21:

3.1 Organization and Good Standing. Full House is a duly organized and validly existing corporation in good standing under the laws of Delaware. RAM is a duly organized and validly existing limited liability company in good standing under the laws of Nevada. The Company is a duly organized and validly existing limited liability company in good standing under the laws of the jurisdiction in which it was organized. The Company is duly qualified and in good standing to do business as a foreign limited liability company in each jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification. Each of Sellers and the Company has full power and authority to own and lease its properties and assets and conduct its business. The Company does not hold any equity interest, directly or indirectly, of any other legal entity. Sellers have delivered to Buyer a true, correct and complete copy of the Organizational Documents of the Company. Schedule 3.1 lists the officers, directors, governors, members, managers of the Company. The Company’s ownership records have been made available to Buyer and are true, correct and complete. The Company is not in default under or in violation of any provision of any of its Organizational Documents.

3.2 Capitalization. Schedule 3.2 lists (a) all authorized equity interests the Company (including any economic or membership interest in a limited liability company) and the (b) the Interests held by Full House and RAM. The Interests constitute all of the outstanding equity interests of the

Company. All of the issued and outstanding equity interests listed in Schedule 3.2 are duly authorized, validly issued, fully paid and non-assessable. No equity interest of the Company was issued in violation of any Organizational Document of the Company, any Applicable Law or any pre-emptive right (or other similar right) of any Person. Sellers have good and valid title to all Interests, free and clear of any Encumbrance (other than restrictions imposed by securities laws applicable to securities generally and rights of Buyer hereunder). Other than rights of Buyer created hereunder, there is no: (1) pre-emptive right, option, warrant, put, call, purchase right, subscription right, conversion right, convertible instrument, exchange right or other security, Contract or commitment of any nature whereby any Person has, or has a right to receive, any equity interest of, or right or obligation to acquire any equity interest of the Company; (2) equity appreciation, phantom stock, profit participation or similar right with respect to the Company; or (3) voting trust, proxy or other Contract with respect to any equity interest of the Company.

3.3 Authority and Authorization; Conflicts; Consents.

(a) Authority and Authorization. The execution, delivery and performance of this Agreement and each Ancillary Document have been duly authorized and approved by all necessary corporate, limited liability company or other action with respect to each Seller and each applicable Affiliate of each Seller, and each such authorization and approval remains in full force and effect. Assuming due authorization, execution and delivery by Buyer of this Agreement and each Ancillary Document, this Agreement is, and each Ancillary Document at Closing will be, the legal, valid and binding obligation of Sellers and each such applicable Affiliate, enforceable against each Seller and each such applicable Affiliate in accordance with its terms, except to the extent enforceability may be limited by any Enforcement Limitation. Each Seller and each such applicable Affiliate has all requisite corporate, limited liability company or other power and authority to enter into this Agreement and each Ancillary Document to be executed and delivered by Sellers or such applicable Affiliate and to consummate the transactions contemplated herein and therein to be consummated by Sellers and each such applicable Affiliate.

(b) Conflicts. Except as listed in Schedule 3.3(b), neither the execution nor delivery by Sellers of this Agreement or by any Seller or any Affiliate of any Seller of any Ancillary Document nor consummation by any Seller or any Affiliate of Seller of the transactions contemplated herein or therein does or will (with or without the passage of time or giving of notice): (1) constitute a breach of, violate, conflict with or give rise to or create any right or obligation under any Organizational Document of any Seller, any such Affiliate of any Seller or the Company; (2) violate any Applicable Law or Order; (3) constitute a breach or violation of or a default under, conflict with or give rise to or create any right of any Person other than the Company to accelerate, increase, terminate, modify or cancel any right or obligation other than a Permitted Encumbrance under, any Contract to which any Seller or any the Company is a party or by which any asset of any Seller or any the Company is bound; or (4) give rise to any limitation, restriction or adverse effect on the Company’s ability to conduct its business after Closing (including the revocation or other termination of any Permit).

(c) Consents. Except as listed in Schedule 3.3(c), no consent or approval by, notification to or filing with any Person is required in connection with Sellers’ or any Affiliates of Seller (including the Company’s) execution, delivery or performance of this Agreement or any Ancillary Document of any Seller or any Affiliate of Seller or any Seller’s or any such Affiliate’s consummation of the transactions contemplated herein or therein.

3.4 Financial Statements and Undisclosed Liabilities.

(a) Financial Statements Defined. Schedule 3.4(a) contains a true, correct and complete copy of the Company’s unaudited balance sheet as of February 29, 2012 (the “Financial Statements”).

(b) Financial Statements. The Financial Statements (1) were prepared in accordance with GAAP, (2) were prepared in accordance with, and are consistent with, the books and records of the Company (which books and records are correct and complete in all material respects) and (3) fairly present in all material respects, the assets, liabilities and financial condition of the Company at their respective dates and the results of operations of the Company for the respective periods covered thereby. The financial records of the Company, all of which Sellers have made available to Buyer, are true, correct and complete and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.

(c) Undisclosed Liabilities. The Company has no Liability (and there is no reasonable basis for any present or future Proceeding against the Company giving rise to any Liability), except for any Liability (1) set forth on the face of the most recent Financial Statements, (2) listed in Schedule 3.4(c), (3) that has arisen under a Contract listed on Schedule 3.8 and in its Ordinary Course of Business since the Financial Statements (which does not arise out of, relate to or result from and which is not in the nature of and was not caused by any breach of Contract, breach of warranty, tort, infringement or other violation of Applicable Law) or (4) under this Agreement or any Ancillary Document or otherwise in connection with the transactions contemplated herein or therein.

(d) Liabilities at Closing. At Closing, the Company will have no Liability other than liabilities that arise in the ordinary course under the Management Agreement.

3.5 Taxes. The Company has properly prepared and timely filed all Tax Returns that were required to be filed by it, and no extensions are currently in effect. All Taxes owed by or with respect to the Company with respect to any Pre-Closing Tax Period were paid when due, or, in the case of Taxes not yet due, will be paid in full before the Effective Time. The Company (a) has not received notice that any Tax audit or other Tax Proceeding is being or will be conducted by any Governmental Authority, (b) does not have in effect any waiver of any statute of limitations regarding Taxes or agreement to an extension of time regarding the assessment of any Tax deficiency and (c) has not a received a written claim from any Governmental Authority in a jurisdiction where the Company does not file any Tax Return that the Company is or may be subject to Taxation by such jurisdiction.

3.6 Litigation and Orders. Except as set forth on Schedule 3.6, there is (a) no claim (whether or not commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority) or other Proceeding pending or, to Sellers’ Knowledge, Threatened against the Company or to which the Company is a party and (b) the Company is not subject to any Order.

3.7 Compliance with Law. At all times since formation the Company has been operated in compliance with all Applicable Laws. No notice has been received by any Seller or the Company from any Governmental Authority alleging that the Company is not or was not in compliance in any material respect with any Applicable Law. The Company possesses and is in compliance in all material respects with each Permit necessary for the Company to own, operate and use its assets and conduct its business.

3.8 Contracts. Other than disclosed on Schedule 3.8, the Company is not a party to any Contract.

3.9 Certain Assets. The Company has good and marketable title to, or a valid leasehold interest in or a valid license for, each asset used by it, located on any of its premises, shown on the Financial Statements or acquired by it after the Financial Statements or as is otherwise necessary for the conduct of its business, free and clear of any Encumbrance other than any Permitted Encumbrance. Each such asset is free from defects (patent and latent), has been maintained in accordance with normal applicable industry practice, is in good operating condition and repair (except normal wear and tear) and is suitable and sufficient for the purposes for which it is used.

3.10 Real Property. The Company does not own or have any right, title or interest in, or lease, any real property.

3.11 Intellectual Property.

(a) Schedule 3.11(a) lists all Intellectual Property of the Company that is registered with any Governmental Authority (or with any Person that maintains domain name registrations) and all applications for any such registration.

(b) The Company owns (free and clear of all Encumbrances, other than any Permitted Encumbrance), or has the right to use without payment of any royalty, license fee or similar fee, the Intellectual Property used by the Company in the operation of its business. Sellers own (free and clear of all Encumbrances, other than any Permitted Encumbrance), or have the right to use without payment of any royalty, license fee or similar fee, the Acquired Intellectual Property.

(c) Except as listed in Schedule 3.11(c):

(1)(A) the Company has not received notice that any registered Intellectual Property has been declared unenforceable or otherwise invalid by any Governmental Authority, (B) no Intellectual Property of the Company is or has been involved in any interference, reissuance, reexamination, invalidation, cancellation, opposition or similar Proceeding and, to Sellers’ Knowledge, no such Proceeding is Threatened, and (C) with respect to the Acquired Intellectual Property, no Acquired Intellectual Property is or has been involved in any interference, reissuance, reexamination, invalidation, cancellation, opposition or similar Proceeding and, to Sellers’ Knowledge, no such Proceeding is Threatened;

(2) the Company has not received any written or oral charge, complaint, claim, demand or notice, alleging that any use, sale or offer to sell any good or service of the Company interferes with, infringes upon, misappropriates or violates any Intellectual Property right of any other Person, including any claim that the Company must license or refrain from using any Intellectual Property right of any other Person or any offer by any other Person to license any Intellectual Property right of any other Person, and with respect to the Acquired Intellectual Property, no Seller has received any written or oral charge, complaint, claim, demand or notice, alleging that any use, sale or offer to sell any good or service of any Seller interferes with, infringes upon, misappropriates or violates any Intellectual Property right of any other Person, including any claim that any Seller must license or refrain from using any Intellectual Property right of any other Person or any offer by any other Person to license any Intellectual Property right of any other Person; and

(3) the Company is not interfering with, infringing upon, misappropriating or violating the Intellectual Property of any other Person, and, to Sellers’ Knowledge, no other Person is interfering with, infringing upon, misappropriating or violating the Intellectual Property of the Company and, with respect to the Acquired Property, no Seller is interfering with, infringing upon, misappropriating or violating the Intellectual Property of any other Person, and, to Sellers’ Knowledge, no other Person is interfering with, infringing upon, misappropriating or violating the Acquired Intellectual Property.

(d) Intentionally omitted.

(e) With respect to each issued or registered item of Intellectual Property, such Intellectual Property is: (1) in compliance with all applicable legal requirements (including: payment of filing, examination and maintenance fees; proofs of working or use; post-registration filing of affidavits of use; and incontestability and renewal applications); (2) valid and enforceable; and (3) not subject to any maintenance fee, Tax or action that is due within 90 days after the Closing Date.

(f) With respect to each trade secret of the Company (including each item of Intellectual Property that the Company regards as a trade secret and any of the Acquired Intellectual Property that Sellers or the Company regards as a trade secret): (1) the documentation relating to such trade secret is current, accurate and is sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual; (2) Sellers and the Company have taken all reasonable precautions to protect the secrecy, confidentiality and value of such trade secret; and (3) to Sellers’ Knowledge, such trade secret has not been used, divulged or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company. With respect to all other know-how of any the Company, and with respect to any know-how considered Acquired Intellectual Property, the documentation relating to such know-how is current, accurate and is sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

3.12 Insurance.

(a) Schedule 3.12(a) lists the following information with respect to each insurance policy to which the Company is or was ever a party or under which any of its assets, employees, officers, directors, managers or governors (in each such individual’s capacity as such) is or was at any time during such period a named insured or otherwise the beneficiary of coverage thereunder (each an “Insurance Policy”): (1) the name of the insurer, the name of the policyholder and the name of each covered insured; (2) the policy number and the period of coverage; and (3) an accurate description of all retroactive premium adjustments and other loss-sharing arrangements. Schedule 3.12(a) lists all self-insurance arrangements affecting the Company and all obligations of the Company to any other Person with respect to insurance (including such obligations under leases and service agreements).

(b) Each Insurance Policy is legal, valid, binding, enforceable and in full force and effect (subject to any Enforcement Limitation) as of the Closing Date.

3.13 Absence of Certain Events. Since the Financial Statements, (A) there has not been any Material Adverse Effect on the Company and (B) the Company has been operated in its Ordinary Course of Business. Without limiting the generality of the foregoing, except as listed in Schedule 3.13, since the Financial Statements, the Company has not entered into any Contract or incurred any Liability other than any ordinary course liability incurred pursuant to a Contract listed in Schedule 3.8.

3.14 Employee Benefits. Except as listed on Schedule 3.14(a) there have not been, and are not now, any Company Plans.

3.15 Employees and Labor Relations.

(a) Except as listed in Schedule 3.15(a), (1) no employee of the Company is a party to any confidentiality, non-competition, proprietary rights or similar Contract between such employee and any Person other than the Company that is material to the performance of such employee’s employment duties or the Company’s ability (or, after Closing, that will be material to Buyer’s ability) to conduct the business of the Company; (2) there is no employment-related Proceeding pending or Threatened regarding an alleged violation or breach the Company (or any of its managers, officers or directors) of any Applicable Law or Contract; and (3) no employee or agent of the Company has committed any act or omission giving rise to any material Liability for any violation or breach by the Company (or any of its managers, officers or directors) of any Applicable Law or Contract.

(b) Schedule 3.15(b) lists the name, position, base compensation of every current and former employee of the Company.

(c) As of the Closing Date, there will be no outstanding liability to or with respect to any current or former employee including, but not limited to, any liability for wages, salary, bonus, vacation, sick leave, insurance, workers’ compensation claims or any other claim.

3.16 Certain Business Relationships. Except as listed in Schedule 3.16, none of the following Persons (regardless of the capacity of such Person, including as an individual or trustee) (a) owns, licenses or leases any material asset used in the business of the Company or (b) owns, directly or indirectly, any interest in any Person that competes with the Company: (1) any Seller or any of its Affiliates other than the Company; or (2) any director or officer of any Seller or any of its Affiliates (including the Company).

3.17 Brokers. The Company does not have any Liability to any broker, finder or similar intermediary in connection with the transactions contemplated herein that would cause Buyer or the Company to become liable for payment of any fee or expense with respect thereto.

3.18 Indebtedness. The Company does not have any Indebtedness outstanding on the date hereof and the Company will not have any Indebtedness outstanding on the Closing Date.

3.19 Full Disclosure. The representations and warranties contained in this Article 3 do not contain any untrue statement of a fact or omit a material fact necessary to make the statements and information in this Article 3 not misleading.

3.20 Limited Business. At all times since its organization, the Company has not engaged in any trade or business or any other activity other than ownership of, and investment in, the Management Agreement and performing the Management Agreement.

3.21 Ownership of RAM. Mathewson owns all of the equity interests of RAM. RAM is a duly organized and validly existing limited liability company in good standing under the laws of Nevada and Schedule 3.2 lists the Interest held by RAM in the Company.

3.22 Investor Agreement. The Company is no longer a party and has no obligations related to the Investor Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1 Organization and Good Standing. Buyer (a) is a an unincorporated instrumentality and political subdivision of the Tribe, and (b) has full power and authority to own and lease its properties and assets and conduct its business.

4.2 Authority and Authorization; Conflicts; Consents.

(a) Authority and Authorization. The execution, delivery and performance of this Agreement and each Ancillary Document of Buyer have been duly authorized and approved by all necessary tribal governmental action with respect to Buyer, and each such authorization and approval remains in full force and effect. Assuming due authorization, execution and delivery by Sellers of this Agreement and each Ancillary Document of each Seller, this Agreement is, and each Ancillary Document of Buyer at Closing will be, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent enforceability may be limited by any Enforcement Limitation.

(b) Conflicts. Neither the execution nor delivery by Buyer of this Agreement or by Buyer or any Affiliate of Buyer of any Ancillary Document nor consummation by Buyer or any Affiliate of Buyer of the transactions contemplated herein or therein does or will (with or without the passage of time or giving of notice): (1) constitute a breach of, violate, conflict with or give rise to or create any right or obligation under any Organizational Document of Buyer or any such Affiliate of Buyer; (2) violate any Applicable Law or Order; or (3) constitute a breach or violation of or a default under, conflict with, or give rise to or create any right of any Person other than Buyer to accelerate, increase, terminate, modify or cancel any right or obligation under, any Contract to which Buyer is a party, except where such breach, violation, default, conflict or right described in clause (2) or (3) above will not materially and adversely affect Buyer’s ability to consummate the transactions contemplated herein.

(c) Consents. No consent or approval by, notification to or filing with any Person is required in connection with Buyer’s execution, delivery or performance of this Agreement or any Ancillary Document of Buyer or Buyer’s consummation of the transactions contemplated herein or therein, except for any consent, approval, notice or filing, the absence of which will not materially and adversely affect Buyer’s ability to consummate the transactions contemplated herein or which has been obtained prior to Closing.

ARTICLE 5

CERTAIN COVENANTS

5.1 Certain Actions to Close Transactions. Subject to the terms of this Agreement, each Party will use its reasonable best efforts to fulfill, and to cause to be satisfied, the conditions in Article 7 (but with no obligation to waive any such condition) and to consummate and effect the transactions contemplated herein, including to cooperate with and assist each other in all reasonable respects in connection with the foregoing.

5.2 Pre-Closing Conduct of Business.

(a) Certain Required Actions. Except as expressly contemplated herein or as otherwise consented to in writing by Buyer, from the date hereof through Closing, Seller will cause the Company to conduct the business of the Company in its Ordinary Course of Business and not to do any of the following:

(1)(A) issue or otherwise allow to become outstanding or acquire or pledge or otherwise encumber any equity interest or other security of the Company or right (including any option, warrant, put or call) to any such equity interest or other security, (B) declare, set aside or pay any dividend on, or make any other distribution in respect of, any of its equity interests or other securities, except for (i) distribution of the management fees received in the ordinary course of the Company’s business or (ii) distribution Green Acres rights or (iii) Company operating bank account, (C) split, combine or reclassify any of its equity interests or issue or authorize the issuance of any other security in respect of, in lieu of or in substitution for any of its equity interests or other securities or make any other change to its capital structure or (D) purchase, redeem or otherwise acquire any equity interest or any other security of the Company or any right, warrant or option to acquire any such equity interest or other security;

(2)(A) make any sale, lease to any other Person, license to any other Person or other disposition of any asset, (B) make any capital expenditure or purchase or otherwise acquire any license or any intangible asset from any other Person, lease any real property from any other Person or lease any tangible personal property from any other Person, (C) acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person or division thereof, (D) disclose any confidential, proprietary or non-public information (other than as is reasonably protected under a customary non-disclosure Contract) or (E) adopt a plan of liquidation, dissolution, merger, consolidation, statutory share exchange, restructuring, recapitalization or reorganization;

(3) grant or have come into existence any Encumbrance on any asset, other than any Permitted Encumbrance;

(4)(A) become a guarantor with respect to any obligation of any other Person, (B) assume or otherwise become obligated for any obligation of any other Person for borrowed money or (C) agree to maintain the financial condition of any other Person;

(5)(A) incur any indebtedness for borrowed money, (B) make any loan, advance or capital contribution to, or investment in, any other Person or (C) make or pledge to make any charitable or other capital contribution;

(6)(A) enter into any Contract, or amend or terminate in any respect that is material and adverse to the Company any material Contract to which the Company is a party, or (B) waive, release or assign any right or claim under any such material Contract;

(7)(A) fail to prepare and timely file all Tax Returns with respect to the Company required to be filed before Closing or timely withhold and remit any employment Taxes with respect to the Company, (B) file any amended Tax Return, (C) make or change any election with respect to Taxes or (D) settle or compromise any Tax Liability, enter into any Tax closing agreement, surrender any right to claim a refund of Taxes, waive any statute of limitations regarding any Tax, agree to any extension of time regarding the assessment of any Tax deficiency or take any other similar action relating to any Tax;

(8)(A) adopt or change any material accounting method or principle used by the Company, except as required under GAAP or the Code or (B) change any annual accounting period;

(9) fail to use commercially reasonable efforts to (A) keep intact the business organization of the Company, (B) keep available to the Company present officer and management-level employees of the Company or (C) preserve, and prevent any degradation in, the Company’s relationship with all of its suppliers, customers and others having material business relations with the Company;

(10) (A) adopt, enter into, amend or terminate any bonus, profit-sharing, compensation, severance, termination, pension, retirement, deferred compensation, trust, fund or other arrangement or other Plan for the benefit or welfare of any individual, (B) enter into or amend any employment arrangement or relationship with any new or existing employee except that the Company shall negotiate with the General Manager for a termination of his employment by the Company and the Company shall consent to the employment of the General Manager by the Buyer after the Effective Time, (C) increase any compensation or fringe benefit of any director, officer or employee or pay any benefit to any director, officer or employee, other than pursuant to an existing Plan that is, in each case, in an amount consistent with past practice, (D) grant any award to any director, officer or employee under any bonus, incentive, performance or other compensation Plan (including the removal of any existing restriction in any Plan or award made thereunder), (E) enter into or amend any collective bargaining agreement or (F) except as required by Applicable Law or Contract that exists on the date hereof, take any action to segregate any asset for, or in any other way secure, the payment of any compensation or benefit to any employee;

(11) amend or change, or authorize any amendment or change to, any of its Organizational Documents;

(12) except in its Ordinary Course of Business, (A) pay, discharge, settle or satisfy any claim or Liability or (B) otherwise waive, release, grant, assign, transfer, license or permit to lapse any right of material value; or

(13) enter into any Contract, or agree or commit (binding or otherwise), to do any of the foregoing.

5.3 Access to Information.

(a) Pre-Closing Access for Buyer. From the date hereof through Closing, Sellers will cause Buyer and Buyer’s representatives (including legal counsel and accountants), who are subject to a mutually agreed confidentiality obligation, to have full access to all properties, personnel, books, records, Contracts and other documents of or pertaining to the Company.

(b) Post-Closing Access for Seller. Until the expiration of the period applicable in Section 8.4, subject to Buyer’s reasonable confidentiality precautions, Buyer will, during normal business hours and upon reasonable notice from Seller: (1) cause Sellers and Sellers’ representatives to have reasonable access to the pre-Closing books and records of the Company, and to the personnel responsible for preparing and maintaining such books and records, in each case to the extent necessary to (A) defend or pursue any Proceeding, (B) defend or pursue indemnification matters hereunder, (C) prepare or audit financial statements, (D) prepare or file Tax Returns or (E) address Tax, accounting, financial or legal matters or respond to any investigation or other inquiry by or under the control of any Governmental

Authority; and (2) permit Sellers and Sellers’ representatives to make copies of such books and records for the foregoing purposes, at Sellers’ expense. If requested by Buyer, Sellers will provide reasonable substantiation of Sellers’ purpose for such access to show that such access is for any of the foregoing purposes.

(c) Post-Closing Retention of Information by Buyer and Seller. At and after Closing, Sellers may retain in Sellers’ (or any of their Affiliates’) possession, subject to Buyer’s reasonable confidentiality precautions, any copies of any books or records of such types described in Section 5.3(b)(1) that are in Sellers’ possession or control (or the possession or control of any of its Affiliates), in each case for any purpose described in Section 5.3(b)(1). Buyer will retain the books or records of the type described in Section 5.3(b)(1) until the expiration of the period applicable in Section 8.4.

5.4 Further Assurances. If after Closing any further action is necessary to carry out any purpose of this Agreement, then each Party will take such further action (including the execution and delivery of further documents) as the other Party requests to carry out such purpose. The foregoing will be at the expense of such requesting Party, except to the extent such requesting Party is entitled to indemnification therefor or to the extent this Agreement otherwise allocates such expense to any other Party.

5.5 Confidentiality and Publicity.

(b) Confidentiality. Throughout the five-year period following the Closing Date, Sellers will, and Sellers will cause their Affiliates to, keep confidential and not disclose any confidential, proprietary or other non-public information of Buyer, the Tribe, the Company or Firekeepers Casino. Throughout the five-year period following the Closing Date, Buyer will keep confidential and not disclose any confidential, proprietary or other non-public information of the Sellers.

(c) Publicity. Each Party will not, and each Party will cause each of its Affiliates not to, make any public release or announcement regarding the terms of this Agreement or the details of any of the transactions contemplated herein without the prior written approval thereof of each Party; provided, however, that Buyer and the Tribe may disclose such information on a confidential basis to persons underwriting, arranging or extending credit in connection with the Financing, and the representatives and attorneys of such persons.

(d) Certain Permitted Disclosures. Notwithstanding the foregoing, nothing in this Section 5.5 will prevent any of the following at any time:

(1) a Party disclosing any information to the extent required under Applicable Law; provided, however, that if a Party or any of such Party’s Affiliates is required to so disclose any information that otherwise would be prohibited in the absence of this clause (1), then (A) such Party will provide to each other Party prompt written notice thereof and cooperate (and cause such Affiliate, as applicable, to cooperate) with any such other Party, to the extent such other Party reasonably requests, so that such other Party may seek a protective order or other appropriate remedy or waive compliance with the terms of this Agreement (subject, in each case, to legal requirements to the contrary) and (B) if such protective order or other remedy is not obtained, or if such other Party waives compliance with the terms of this Agreement, then such Party will (and will cause such Affiliate, as applicable, to) disclose only the portion of such information that is required to be disclosed, and such Party will (and will cause such Affiliate, as applicable, to) exercise its commercially reasonable efforts, at the expense of such other Party, to obtain reasonable assurance that confidential treatment will be accorded such information; or

(2) a Party (or its Affiliates) making a statement or disclosure to (A) such Party’s (or any of its Affiliate’s) legal, accounting and financial advisers to the extent reasonably necessary for any such adviser to perform its legal, accounting and financial services, respectively, for such Party (or such Affiliate) or (B) any lender or prospective lender of such Party (or such Affiliate) to the extent reasonably required as part of such lending relationship; provided, however, that such Party will cause each Person to whom such statement or disclosure is made under this clause (2) to keep confidential and not disclose to any other Person or use any information in such statement or disclosure.

5.6 Employee Matters. Nothing in this Agreement will obligate Buyer or the Company to continue the employment of any individual for any specific period after Closing (including any employee on medical, disability, family or other leave of absence).

5.7 Intellectual Property. The Sellers hereby authorize the Buyer and the Tribe to use for gaming operations conducted by the Tribe or the Buyer at all times after the date of this Agreement, free of charge, all intellectual property, confidential data, technology or know-how belonging to Sellers that is used or as of the Closing Date has been available with respect to the management and operation of Firekeepers Casino.

5.8 Certain Tax Matters.

(a) Payment of Taxes and Filing Responsibility. Sellers will prepare and timely file (or cause to be prepared and timely filed) all (1) Tax Returns with respect to the Company required to be filed on or before the Closing Date (after taking into account extensions therefor), (2) Tax Returns with respect to the Company for any Tax period ending on or before the Closing Date; and (3) consolidated, combined or unitary Tax Returns that include any Seller and the Company that are required to be filed before, on or after the Closing Date. Buyer will prepare and timely file (or cause to be prepared and timely filed) all Tax Returns with respect to the Company that Sellers are not obligated to file (or cause to be filed) pursuant to this Section 5.8(a). Sellers will satisfy (or cause to be satisfied) in full when due, and will be jointly and severally liable for, all Taxes with respect to the Company with respect to any Pre-Closing Tax Period and any Tax owed by the Company (including without limitation withholding with respect to any Seller and the RAM withholding Taxes) with respect to the Wind-Up Fee (all of such Taxes being the “Pre-Closing Taxes”). Buyer will satisfy (or cause to be satisfied) in full when due all Tax Liabilities with respect to any period that is not a Pre-Closing Tax Period or a Pre-Closing Tax. If Buyer is required under this Section 5.8(a) to file a Tax Return that involves Pre-Closing Taxes, then no later than 10 Business Days before the filing of any such Tax Return, Sellers will pay to Buyer an amount equal to the amount of Taxes shown due on such Tax Return for which Sellers are obligated with respect to such Tax Return. Buyer agrees not to file any amended Tax Return for a Pre-Closing Tax Period without the prior consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to Buyer maintaining the confidentiality thereof, Sellers will give to Buyer a copy of any Tax Return required to be prepared and filed by Sellers pursuant to this Section 5.8(a) as soon as practicable after the preparation, but before the filing, thereof for such Buyer’s review and comment. Sellers will consider in good faith any changes to such Tax Return that are reasonably requested by Buyer.

(b) Cooperation. Each Party will, and each Party will cause its applicable Affiliates to, cooperate in all reasonable respects with respect to Tax matters and provide one another with such information as is reasonably requested to enable the requesting Party to complete and file all Tax Returns which it may be required to file (or cause to be filed) with respect to the Company, to respond to any Tax audit, inquiry or other Tax Proceeding and to otherwise satisfy any Tax requirement.

(c) Transfer Taxes. Notwithstanding Section 5.8(a), Sellers will pay all Transfer Taxes, and Seller and Buyer will cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of Applicable Law relating thereto.

(d) Straddle Periods. In the case of any Straddle Period, the amount of any Income Taxes with respect to a Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable year of any pass-through entity will be deemed to terminate at such time) and the amount of any other Tax with respect to the Company with respect to any Straddle Period which relates to a Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period. Income Taxes that are Pre-Closing Taxes will be determined consistent with past tax elections and methods, to the extent allowed by Applicable Law.

(e) Tax Refunds. Buyer will cause the Company to pay to Sellers in equal amounts to each Seller a refund of Michigan Business Tax owed to the Company for 2010 (estimated as of the date hereof at $314,000) (the “2010 Michigan Refund”) if and when received by the Company. Buyer acknowledges that the 2010 Michigan Refund is for the benefit Sellers and that the receipt thereof was a material and essential consideration of the Sellers in agreeing to the Purchase Price and that the Buyer will have no interest or right to the 2010 Michigan Refund; provided, however, if the amount of the 2010 Michigan Refund is less than $314,000 or any other amount applied for by the Company, neither the Company nor Buyer will have any obligation to make the Sellers whole and Sellers will receive only the amount of the 2010 Michigan Refund actually received by the Company. Buyer agrees not to amend, or cause the Company to amend, the 2010 Michigan Refund request.

(f) RAM Withholding Taxes. Sellers and Buyer agree to provide for any Taxes required to be withheld by the Company from the payment of the Wind-Up Fee to RAM (the “RAM Withholding Taxes”) as described in this Section 5.8(f). Full House will reserve an estimate of the RAM Withholding Taxes from RAM’s interest in the February fee paid to the Company pursuant to the Management Agreement. Upon payment of the Wind-Up Fee by Buyer, Full House will determine the final amount of RAM Withholding Taxes with respect to the Wind-Up Fee as if the Company was paid the Wind-Up Fee and, on behalf of the Company and consistent with past practice, timely remit the RAM Withholding Taxes to the appropriate Governmental Authority. If the final amount of RAM Withholding Taxes is less than the estimated amount, Full House will refund the difference to RAM; if it is greater, RAM will pay the difference to Full House.

5.9 Covenant Not to Compete and Related Covenants.

(a) To further ensure that Buyer receives the expected benefits of acquiring the Interests, each Seller agrees that, throughout the period that begins on the date hereof and ends on the fifth anniversary of the Closing Date (the “Non-Compete Period”), it will not, and each Seller will cause each of the Seller’s Affiliates not to, directly or indirectly:

(1) own, operate, be a partner, stockholder, co-venturer or otherwise invest in, lend money to, consult with, manage or render services to, act as agent for, license any intellectual property to, or acquire or hold any interest in, any Person that conducts any gaming or related operations (or develops, constructs or finances any facility for gaming or related operations) located within 125 miles of the Firekeepers Casino; provided that nothing herein prohibits any Seller or any of Seller’s Affiliates from owning or holding less than 1% of the outstanding shares of any class of stock that is regularly traded on a recognized domestic or foreign securities exchange or over-the-counter market; [***];

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted parties.

(2) employ or attempt to employ any individual who is now or later becomes a director, officer or manager-level or above employee of Firekeepers Casino, Buyer or the Tribe, or otherwise interfere with or disrupt any such employment relationship (contractual or other) of Firekeepers Casino, Buyer or the Tribe, except that nothing herein prohibits any Seller or an Affiliate of any Seller from any (A) general solicitation for employment (including in any newspaper or magazine, over the internet or by any search or employment agency) if not specifically directed towards any employee of Firekeepers Casino, Buyer or the Tribe or (B) hiring of any individual where the initial contact with such individual regarding such hiring primarily arose from (x) any such general solicitation or (y) initial contact by such individual that was unsolicited by any Seller or any Affiliate of any Seller; or

(3) criticize or disparage in any manner or by any means (whether written or oral, express or implied) the Firekeepers Casino, Buyer, the Tribe, or any Affiliate of Buyer or the Tribe or any aspect of the Firekeepers Casino’s, Buyer’s or the Tribe’s or any of their Affiliates’ management, policies, operations, products, services, practices or personnel.

(b) Sellers specifically acknowledge and agree that (1) Buyer has refused to enter into this Agreement in the absence of this Section 5.9 and (2) breach of this Section 5.9 will harm Buyer to such an extent that monetary damages alone would be an inadequate remedy and Buyer would not have an adequate remedy at law. Therefore, in the event of a breach by any Seller of this Section 5.9, (A) Buyer (in addition to all other remedies Buyer may have) will be entitled to an injunction and other equitable relief (without posting any bond or other security) restraining any Seller and its Affiliates (as applicable) from committing or continuing such breach and to enforce specifically this Agreement and its terms and (B) for any Seller and its Affiliates (as applicable), the duration of the Non-Compete Period will be extended beyond its then-scheduled termination date for a period equal to the duration of such breach.

(c) Buyer agrees that (subject to the other terms of this Section 5.9), throughout the Non-Compete Period, it will not, and it will cause each of its Affiliates not to, directly or indirectly criticize or disparage in any manner or by any means (whether written or oral, express or implied) the Company or any Affiliate of the Company or the Sellers, or any aspect of the Company’s or Sellers’ or any of their Affiliates’ management, policies, operations, products, services, practices or personnel.

5.10 Intercompany Accounts. Sellers will cause all intercompany accounts in effect immediately before the Effective Time between the Company, on the one hand, and any Seller or any of its Affiliates, on the other hand, to be paid in full at or before Closing.

5.11 Transition Services. For the period from the Closing Date through April 30, 2012 (the “Wind-up Period”), each Seller will provide transition services to the Company as the Company shall reasonably request. Each Seller will use commercially reasonable efforts to assure a successful transition to self-management by the Company.

5.12 Notice of Developments. Each Party will give prompt written notice to the other Party of any incident, condition, change, effect or circumstance of which such Party obtains Knowledge causing or constituting a breach of any of such Party’s representations or warranties herein had such representation or warranty been made on the date of such incident, condition, change, effect or circumstance or the date of its discovery. No disclosure by any Seller pursuant to this Section 5.12 will be sufficient as such to amend or supplement any Schedule or to prevent or cure any breach of any representation, warranty, covenant or agreement.

5.13 Insurance and Insurance Proceeds. Sellers will keep, or cause to be kept, all insurance policies of Sellers (or any of its Affiliates) relating to the Company, or substantially equivalent replacements therefor, in full force and effect from the date hereof through the Effective Time. To the extent that there are in force any policies of property or casualty insurance insuring the Company among such insurance policies of Sellers (or any of its Affiliates), any proceeds of insurance payable (in excess of any deductible, retention or self-insurance amount) regarding any event that occurs on or after the date hereof but before the Effective Time will be received by Sellers in trust for the Company and, to the extent the damage to which such proceeds pertain has not been repaired or restored, will be paid over to the Company at Closing; or, if no such proceeds have been received before Closing, Sellers will assign (or cause the assignment of) any of any Seller’s (or such Affiliates’) claims thereto to the Company at Closing. Subject to the terms of such insurance policies, each Seller will use commercially reasonable efforts to cause the Company to have the right, power and authority, in the name of any Seller (or such Affiliates), to make directly to the insurer any request for payment under such insurance policies of any claim relating to the Company. Buyer will have sole responsibility to obtain and maintain any insurance policies for the Company after the Effective Time. Buyer specifically understands and agrees that all insurance policies providing coverage for the Company before the Effective Time are in the form of riders or endorsements to insurance policies obtained and maintained by Full House for itself and each of its subsidiaries and that these policies will cease to apply to the Company as of the Effective Time.

5.14 Return of Property. On or before the Closing, each Seller will return to Firekeepers Casino or Buyer all property of Firekeepers Casino, Buyer or the Tribe in the possession of, or under the control of, any Seller or any Seller’s Affiliates or agents, including all (i) account statements, deposit and securities account documentation and agreements, books and records reasonably necessary for the conduct of the business of Firekeepers Casino or the retention of records relating to past operations, (ii) all access keys or codes related to Firekeepers Casino, Buyer or the Tribe, and (iii) to the extent not already in the possession of Buyer or the Tribe, all documented analyses, reports, plans and marketing strategies related to Firekeepers Casino or the Tribe.

5.15 Green Acres. Sellers jointly and severally agree to indemnify and hold harmless Buyer and Firekeepers Casino from and against any and all claims, loss, liability damages or expenses (including reasonable attorneys’ fees) suffered or incurred by any action brought by Green Acres, Basil Green, Dorothy Green or any other shareholder, director or officer of Green Acres arising from the termination of the Original Agreements (as such term is defined in the Management Agreement) (the “Green Acres Matter”). Before the Effective Time, the Company will assign any rights and interest to Sellers of the Green Acres Matter which assignment will not limit Sellers’ liabilities to Buyer pursuant to this Section 5.15.

5.16 Hotel Consulting Arrangement. The agreement dated December 2, 2010, between Buyer and the Company (the “Hotel Agreement”) regarding assistance in the opening of Buyer’s hotel will be assumed by Full House and Full House will perform all of the obligations of the Company pursuant to the Hotel Agreement and according to the terms of the Hotel Agreement.

5.17 Maintenance of Existence. Full House and RAM will preserve and maintain their respective existences in good standing under Applicable Law for a period of at least five years after the Closing Date.

5.18 Use of Marks. No Seller nor any of its Affiliates will publish or use any logo or trademark of any of Buyer, the Tribe or Firekeepers Casino without the consent of Buyer, the Tribe or Firekeepers Casino, respectively, except that a Seller or any of its Affiliates may use the name and logo of Buyer, the Tribe or Firekeepers Casino in any marketing materials or otherwise in a description of its business history or experience, provided the such materials or description have been reviewed and approved in advance by Buyer, the Tribe or Firekeepers Casino, respectively. Buyer will not publish or use any logo or trademark of any Seller or its Affiliates without the consent of the relevant Seller, except that Buyer, the Tribe and Firekeepers Casino may use the name, logo and trademarks of any Seller and its affiliates in any marketing materials or otherwise in a description of its business history or experience, provided the such materials or description have been reviewed and approved in advance by the relevant Seller.

5.19 Ownership, Existence and Capitalization of RAM. Until all of RAM’s obligations under this Agreement are satisfied in full, Mathewson will continue to own all of the equity interests in RAM and will cause RAM to remain in existence and sufficiently capitalized to satisfy any of RAM’s obligations under this Agreement.

ARTICLE 6

CLOSING, CLOSING DELIVERIES AND TERMINATION

6.1 Closing. Subject to any earlier termination hereof, closing of the transactions contemplated herein (“Closing”) will take place at the offices of Faegre Baker Daniels LLP in Minneapolis, Minnesota beginning at 10:00 a.m. local time in Minneapolis on the Business Day of the satisfaction or waiver of all conditions to the obligations of the Parties to consummate such transactions (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing) or such other date or time as Buyer and Sellers mutually determine but in any event not before March 30, 2012 or after May 1, 2012 (the actual date Closing occurs being the “Closing Date”). Closing will be effective as of 11:59 p.m. on the Closing Date (the “Effective Time”). All actions to be taken and all documents to be executed or delivered at Closing will be deemed to have been taken, executed and delivered simultaneously, and no action will be deemed taken and no document will be deemed executed or delivered until all have been taken, delivered and executed, except in each case to the extent otherwise stated in this Agreement or any such other document. To the extent the Parties agree, documents may be delivered at Closing by facsimile or other electronic means, and (except as so agreed) the receiving Party may rely on the receipt of such documents so delivered as if the original had been received.

6.2 Closing Deliveries by Sellers. At Closing, Sellers will deliver, or cause to be delivered, to Buyer (or as Buyer or this Agreement otherwise directs), the following:

(a) an Assignment of Limited Liability Company Interests, dated the Closing Date and executed by Full House and RAM, in a form suitable for transferring the Interests to Buyer in the records of the Company and approved in advance by Buyer (such approval not to be unreasonably withheld);

(b) the written resignation (or documentation reasonably satisfactory to Buyer showing the removal) of each director, officer and manager of the Company, with each such resignation (or removal) effective no later than the Effective Time;

(c) the true, correct and complete minute books and ownership records of the Company;

(d) a certificate of a duly authorized officer of the Company, in a form approved in advance by Buyer (such approval not to be unreasonably withheld), dated the Closing Date and executed by such officer, certifying that attached thereto is a true, correct and complete certified copy of the Certificate of Formation of the Company, and a true, correct and complete copy of the Limited Liability Company Agreement or similar agreement of the Company, in each case as are then in full force and effect;

(e) an officer’s certificate of a duly authorized officer of each of Full House and RAM, each in a form approved in advance by Buyer (such approval not to be unreasonably withheld), dated the Closing Date and each executed by such officer, each certifying (1) that attached thereto is a true, correct and complete copy of the Organizational Documents of such Seller, in each case as are then in full force and effect, and (2) that attached thereto is a true, correct and complete copy of the resolutions of the Board of Directors of such Seller, authorizing the execution, delivery and performance of this Agreement and each Ancillary Document of such Seller and the transactions contemplated herein and therein, in each case as are then in full force and effect;

(f) evidence of assignment of the Company’s obligations under the Hotel Agreement to Full House in a form approved in advance by Buyer;

(g) evidence of assignment of the Green Acres Matter to the Sellers;

(h) the release required by Section 7.1(f); and

(i) all other documents and items required by this Agreement to be delivered, or caused to be delivered, by Sellers at Closing.

6.3 Closing Deliveries by Buyer. At Closing, Buyer will deliver, or cause to be delivered, to Sellers (or as Sellers or this Agreement otherwise directs), the following:

(a) payment of the Purchase Price, pursuant to Article 2; and

(b) all other documents and items required by this Agreement to be delivered, or caused to be delivered, by Buyer at Closing.

6.4 Termination of Agreement. This Agreement may be terminated before Closing as follows:

(a) by mutual written consent of the Parties;

(b) by Buyer, if any condition in Section 7.1 becomes incapable of fulfillment at Closing; provided that Buyer has not waived such condition; or

(c) by Seller, if any condition in Section 7.2 becomes incapable of fulfillment at Closing; provided that Seller has not waived such condition.

A termination of this Agreement under any of the preceding clauses (b) through (c) will be effective two Business Days after the Party seeking termination gives to the other Party written notice of such termination. Notwithstanding any term in this Section 6.4, a Party will not have the right to terminate this

Agreement (except by mutual written consent pursuant to Section 6.4(a)) if the failure to satisfy any condition to Closing or consummate the transactions contemplated herein results in any material respect from the breach or anticipated breach by such Party of any of its representations, warranties, covenants or agreements herein (provided that any breach or anticipated breach by any Seller or will be attributed to each other Seller for purposes of determining if any Seller has the right to terminate this Agreement under this Section).

6.5 Effect of Termination. Termination of this Agreement pursuant to Section 6.4 will not be deemed to release any Party from any Liability for breach of any term hereof (nor a waiver of any right in connection therewith) and will be in addition to any other right or remedy a Party has under this Agreement or otherwise. The exercise of a right of termination of this Agreement is not an election of remedies.

ARTICLE 7

CONDITIONS TO OBLIGATIONS TO CLOSE

7.1 Conditions to Obligation of Buyer to Close. The obligation of Buyer to effect the closing of the transactions contemplated herein is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Buyer, in Buyer’s sole discretion:

(a) Accuracy of Representations and Warranties. Each representation and warranty of Sellers in Article 3 will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date as if made on the Closing Date (or, in each case, if any such representation and warranty is expressly stated to have been made as of a specific date, then, for such representation and warranty, as of such specific date).

(b) Observance and Performance. Sellers will have performed and complied with, in all respects, all covenants and agreements required by this Agreement to be performed and complied with by any Seller on or before the Closing Date.

(c) Officer’s Certificate. Each Seller will have delivered to Buyer a certificate from a duly authorized officer of Seller unless such Seller is a natural person, dated the Closing Date and executed by such officer, in the form attached hereto as Exhibit 7.1(c), certifying the items in Sections 7.1(a) and 7.1(b).

(d) Delivery of Other Items. Sellers will have delivered (or caused to be delivered) to Buyer each of the other items contemplated to be so delivered by this Agreement, including each item listed in Section 6.2.

(e) No Legal Actions. There will not be any Applicable Law that restrains, prohibits, enjoins or otherwise inhibits (whether temporarily, preliminarily or permanently) consummation of any transaction contemplated herein that has been enacted, issued, promulgated, enforced or entered. There will not be any pending or Threatened Proceeding that seeks to restrain, prohibit, enjoin or otherwise inhibit (whether temporarily, preliminarily or permanently), or that reasonably could cause the rescission of or challenge the legality or validity of, consummation of any transaction contemplated herein. There will not be pending or Threatened against any Party any Proceeding that reasonably could (1) result in damages or other relief in connection with any transaction contemplated herein or materially and adversely affect Buyer’s ownership of the Interests or operation of the Business or (2) prevent, delay, make illegal or otherwise materially interfere with any transaction contemplated herein.

(f) Release of Claims. Sellers will have delivered to Buyer a release from the General Manager and each other employee of the Company that releases Full House, RAM, Mathewson, and the Company and any other parties identified in the release, from all claims of such Person against Full House, RAM, Mathewson, and the Company and any other parties identified in the release.

(g) Financing. Buyer will have received financing on terms satisfactory to Buyer.

7.2 Conditions to Obligation of Sellers to Close. The obligation of Sellers to effect the closing of the transactions contemplated herein is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Sellers, in Sellers’ sole discretion:

(a) Accuracy of Representations and Warranties. Each representation and warranty of Buyer in Article 4 will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date as if made on the Closing Date (or, in each case, if any such representation and warranty is expressly stated to have been made as of a specific date, then, for such representation and warranty, as of such specific date).

(b) Observance and Performance. Buyer will have performed and complied with, in all respects, all covenants and agreements required by this Agreement to be performed and complied with by Buyer on or before the Closing Date.

(c) Officer’s Certificate. Buyer will have delivered to Sellers a certificate of a duly authorized officer of Buyer, dated the Closing Date and executed by such officer, in the form attached hereto as Exhibit 7.2(c), certifying the items in Sections 7.2(a) and 7.2(b).

(d) No Legal Actions. There will not be any Applicable Law that restrains, prohibits, enjoins or otherwise inhibits (whether temporarily, preliminarily or permanently) consummation of any transaction contemplated herein that has been enacted, issued, promulgated, enforced or entered. There will not be any pending or Threatened Proceeding that seeks to restrain, prohibit, enjoin or otherwise inhibit (whether temporarily, preliminarily or permanently), or that reasonably could cause the rescission of or challenge the legality or validity of, consummation of any transaction contemplated herein. There will not be pending or Threatened against any Party any Proceeding that reasonably could (1) result in damages or other relief in connection with any transaction contemplated herein or materially and adversely affect Buyer’s ownership of the Interests or operation of the Business or (2) prevent, delay, make illegal or otherwise materially interfere with any transaction contemplated herein.

(e) Delivery of Other Items. Buyer will have delivered (or caused to be delivered) to Sellers each of the other items contemplated to be so delivered by this Agreement, including each item listed in Section 6.3.

ARTICLE 8

INDEMNIFICATION AND RESOLUTION OF CERTAIN DISPUTES

8.1 Indemnification by Sellers. Sellers will jointly and severally indemnify, defend and hold harmless Buyer and each of Buyer’s Other Indemnified Persons from and against all Losses arising out of, relating to or resulting from, directly or indirectly, any:

(a) breach of any representation or warranty made by Sellers or any Seller herein or in any Ancillary Document of any Seller, except that Full House will be not be liable for the breach of any representation or warranty as to the organization, structure, validity, authority or authorization of RAM and RAM will not be liable for the breach of any representation or warranty as to the organization, structure, validity, authority or authorization of Full House, and except that Full House will not be liable for the breach of Mathewson’s representation and warranty in Section 3.21;

(b) breach of any covenant or agreement of Sellers or any Seller herein or in any Ancillary Document of any Seller;

(c) ownership or operation of the Company or any business or asset of the Company before Closing or the condition of any asset of the Company to the extent such condition first exists before Closing; and

(d) Tax that Seller is required to satisfy, or cause to be satisfied, pursuant to Section 5.8.

8.2 Indemnification by Buyer. Buyer will indemnify, defend and hold harmless Sellers and each of Sellers’ Other Indemnified Persons from and against all Losses to the extent arising out of, relating to or resulting from, directly or indirectly, any:

(a) breach of any representation or warranty made by Buyer herein or in any Ancillary Document of Buyer; and

(b) breach of any covenant or agreement of Buyer herein or in any Ancillary Document of Buyer.

8.3 Certain Limitations and Other Matters Regarding Claims.

(a) Additional Remedies. Indemnification obligations in this Article 8 are in addition to any rights that the Parties and their respective Other Indemnified Persons may have at common law or otherwise.

(b) Other Factors Not Limiting. No representation or warranty will limit the generality or applicability of any other representation or warranty. The terms of this Article 8 will be enforceable regardless of whether Liability is based on past, present or future acts, claims or legal requirements and regardless of any sole, concurrent, contributory, comparative or similar negligence, or of any sole, concurrent, strict or similar Liability, of a Person seeking indemnification (or of any of its Other Indemnified Persons).

8.4 Certain Survival Periods.

(a) Survival of Representations and Warranties. Subject to Section 8.4(b), each representation or warranty herein or in any Ancillary Document will survive the execution and delivery of this Agreement and remain in full force thereafter until all liability hereunder relating thereto is barred by all applicable statutes of limitation, at which time such representation or warranty will expire and terminate and no indemnification obligation will be associated therewith or based thereon.

(b) Survival of Representations and Warranties Until Final Determination. Notwithstanding Section 8.4(a), for each claim for indemnification hereunder regarding a representation or warranty that is made before expiration of such representation or warranty, such claim and associated right to indemnification (including any right to pursue such indemnification, including via any Proceeding) will not terminate before final determination and satisfaction of such claim.

(c) Survival of Covenants and Agreements. Each covenant and agreement (i.e., other than representations and warranties) herein or in any Ancillary Document, and all associated rights to indemnification, will survive Closing and will continue in full force thereafter until all Liability hereunder relating thereto is barred by all applicable statutes of limitation, subject to any applicable limitation stated herein.

8.5 Notice of Claims and Procedures.

(a) Notice of Claims. A Party entitled to indemnification hereunder (the “Claiming Party”) will give the Party obligated to provide such indemnification (the “Indemnifying Party”) prompt notice of any claim, for which such Claiming Party proposes to demand indemnification, (1) by a Person that is not a Party nor an Other Indemnified Person (such a claim, including any Tax Claim, being a “Third Party Claim” and such notice of such Third Party Claim being the “Initial Claim Notice”) or (2) that does not involve a Third Party Claim, in each case specifying the amount and nature of such claim (to the extent known). Thereafter, the Claiming Party will give the Indemnifying Party, promptly after the Claiming Party’s (or any of its applicable Other Indemnified Person’s) receipt thereof, copies of all documents (including court papers) received by the Claiming Party (or any such Other Indemnified Person) relating to any such Third Party Claim. The failure to promptly give such notice or to promptly give such copies will not relieve the Indemnifying Party of any Liability hereunder, except if the Indemnifying Party was prejudiced thereby, but only to the extent of such prejudice.

(b) Access and Cooperation. Each Party will, and will cause its Other Indemnified Persons to, cooperate and assist in all reasonable respects regarding such Third Party Claim, including by promptly making available to such other Party (and its legal counsel and other professional advisers with a reasonable need to know) all books and records of such Person relating to such Third Party Claim, subject to reasonable confidentiality precautions.

(c) Defense and Participation.

(1) Election to Conduct Defense. Promptly after receiving an Initial Claim Notice under Section 8.5(a), the Indemnifying Party will have the option to conduct the Defense of such Third Party Claim, at the expense of the Indemnifying Party, except if (A) it is reasonably likely that such Third Party Claim will adversely affect the Claiming Party (or any of its Other Indemnified Persons), other than as a result of money damages, or (B) the Indemnifying Party fails to provide the Claiming Party with evidence reasonably satisfactory to the Claiming Party that the Indemnifying Party has the financial resources to actively and diligently conduct the Defense of such Third Party Claim and fulfill the Indemnifying Party’s indemnification obligations hereunder with respect thereto. To elect to conduct such Defense, the Indemnifying Party must give written notice of such election to the Claiming Party within 10 days (or within the shorter period, if any, during which a Defense must be commenced for the preservation of rights) after the Claiming Party gives the corresponding Initial Claim Notice to the Indemnifying Party (otherwise, such right to conduct such Defense will be deemed waived). If the Indemnifying Party validly makes such election, it will nonetheless lose such right to conduct such Defense if it fails to continue to actively and diligently conduct such Defense.

(2) Conduct of Defense, Participation and Settlement. If the Indemnifying Party conducts the Defense of such Third Party Claim, then (A) the Claiming Party may participate, at its own expense in such Defense (including any Proceeding regarding such Third Party Claim) and will have the right to receive copies of all notices, pleadings or other similar submissions regarding such Defense, (B) the Indemnifying Party will keep the Claiming

Party reasonably informed of all matters material to such Defense and Third Party Claim at all stages thereof, (C) the Claiming Party will not (and will cause its Other Indemnified Persons not to) admit Liability with respect to, or compromise or settle, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent will not be unreasonably withheld), and (D) there will be no compromise or settlement of such Third Party Claim without the consent of the Claiming Party (which consent will not be unreasonably withheld, conditioned or delayed).

(3) Indemnifying Party Does Not Conduct Defense. If the Indemnifying Party does not have the option to conduct the Defense of such Third Party Claim or does not validly elect such option or does not preserve such option (including by failing to commence such Defense within 10 days following receipt of such Initial Claim Notice or within the shorter period, if any, during which a Defense must be commenced for the preservation of rights), then the Claiming Party may conduct the Defense of such Third Party Claim in any manner that the Claiming Party reasonably deems appropriate, at the expense of the Indemnifying Party (subject to the other limitations of this Article 8), and the Claiming Party will have the right to compromise or settle such Third Party Claim without the consent of the Indemnifying Party.

8.7 Mitigation. Each Party will commercially reasonable efforts to mitigate each Loss for which such Party is or may become entitled to be indemnified hereunder.

8.8 Indemnification Adjusts Purchase Price for Tax Purposes. Each Party will, including retroactively, treat indemnification payments under this Agreement as adjustments to the Purchase Price for Tax purposes to the extent permitted under Applicable Law.

8.9 Effect of Officer’s Certificates. For the avoidance of doubt, any written certification by a Person (or any officer thereof) of the accuracy of any representation or warranty (or of any other matter), including any certification contemplated in Section 7.1 or 7.2, will be deemed to constitute the making or re-making of such representation or warranty by such Person (or a representation or warranty regarding such other matter) at the time of such certification in the manner and to the extent stated in such certification, including for purposes of Section 8.1(a) and 8.2(a).

8.10 Right of Set Off. Each Party (a “Setting Off Party”) will have the right to set off and retain any amount to which such Setting Off Party may be entitled from any other Party (the “Owing Party”), including under this Agreement or any other Contract, against any amount otherwise payable by such Setting Off Party to such Owing Party. The exercise of or failure to exercise such right of set off will not constitute an election of remedies or limit in any manner the enforcement of any other remedy that may be available to a Party.

ARTICLE 9

CERTAIN GENERAL TERMS AND OTHER AGREEMENTS

9.1 Notices . All notices or other communications required or permitted to be given hereunder will be in writing and will be (a) delivered by hand, (b) sent by United States registered or certified mail or (c) sent by nationally recognized overnight delivery service for next Business Day delivery, in each case as follows:

(1)	if to Sellers, to:

Full House Resorts, Inc.

4670 South Fort Apache Road

Suite 190

Las Vegas, Nevada 89147

Attn: Andre Hilliou

RAM Entertainment, LLC

425 Juniper Hill Road

Reno, Nevada

Attn: Robert A. Mathewson

Robert A. Mathewson

425 Juniper Hill Road

Reno, Nevada

(2) if to Buyer, to:	with a copy to:

Firekeepers Development Authority 11177 Michigan Avenue Battle Creek, Michigan 49014 Attn: Homer A. Mandoka	Faegre Baker Daniels LLP 90 South Seventh Street Suite 2200 Minneapolis, Minnesota 55419 Attn: Michael K. Coddington

Such notices or communications will be deemed given (A) if so delivered by hand, when so delivered, (B) if so sent by mail, three Business Days after mailing, or (C) if so sent by overnight delivery service, one Business Day after delivery to such service. A Party may change the address to which such notices and other communications are to be given by giving the other Party notice in the foregoing manner.

9.2 Expenses. Except as is expressly stated otherwise herein including the reduction of the Purchase Price for the Buyer Transaction Expenses, each Party will bear its own costs and expenses incurred in connection with the transactions contemplated herein.

9.3 Interpretation; Construction. In this Agreement:

(a) the table of contents and headings are for convenience of reference only and will not affect the meaning or interpretation of this Agreement;

(b) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph or Section where they appear);

(c) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise;

(d) unless expressly stated herein to the contrary, reference to any document means such document as amended or modified and as in effect from time to time in accordance with the terms thereof;

(e) unless expressly stated herein to the contrary, reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder;

(f) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation”;

(g) “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of,” “under” or “regarding” such item or any similar relationship regarding such item;

(h) unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto;

(i) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule or Exhibit is to an article, section, schedule or exhibit, respectively, of this Agreement;

(j) all dollar amounts are expressed in United States dollars and will be paid in cash (unless expressly stated herein to the contrary) in United States currency;

(k) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day;

(l) with respect to all dates and time periods in or referred to in this Agreement, time is of the essence;

(m) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof; and

(n) the Parties participated jointly in the negotiation and drafting of this Agreement and the documents relating hereto, and each Party was (or had ample opportunity to be) represented by legal counsel in connection with this Agreement and such other documents and each Party and each Party’s counsel has reviewed and revised (or had ample opportunity to review and revise) this Agreement and such other documents; therefore, if an ambiguity or question of intent or interpretation arises, then this Agreement and such other documents will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the terms hereof or thereof.

9.4 Parties in Interest; Third-Party Beneficiaries. There is no third party beneficiary hereof and nothing in this Agreement (whether express or implied will or is intended to confer any right or remedy under or by reason of this Agreement on any Person (including any Other Indemnified Person), except: (a) each Party and their respective permitted successors and assigns; and (b) the Tribe, Firekeepers Casino and their Affiliates pursuant to Section 5.9, Section 5.11, Section 5.15 and Section 5.18.

9.5 Governing Law. This Agreement will be construed and enforced in accordance with the substantive laws of the State of Michigan without reference to principles of conflicts of law.

9.6 Jurisdiction, Sovereign Immunity, Venue and Waiver of Jury Trial. EACH PARTY

HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(a) Either Party may submit any dispute arising under the terms of this Agreement, the Ancillary Documents and any other document executed in conjunction with this Agreement to arbitration under this Section 9.6, including without limitation a claim that a Party has breached this Agreement and the Agreement should be terminated. The arbitrators shall have the right to grant injunctive relief and specific performance. Arbitration shall be the exclusive means of dispute resolution between the Parties and shall take place under the procedure set forth in this Section 9.6; provided, however, that any of Buyer, Firekeepers Casino and the Tribe may bring an action in any court to enforce the provisions of Section 5.9.

(b) Unless the Parties agree upon the appointment of a single arbitrator, a panel of arbitrators consisting of three (3) members shall be appointed. One (1) member shall be appointed by Buyer and one (1) member shall be appointed by Sellers within ten (10) working days’ time following the giving of notice submitting a dispute to arbitration. The third member shall be selected by agreement of the other two (2) members. In the event the two (2) members cannot agree upon the third arbitrator within fifteen (15) working days’ time, then the third arbitrator shall be chosen by the Chief Judge of the United States District Court for the Western District of Michigan. If for any reason the Chief Judge refuses to choose the third arbitrator, the Dean of the Law School at the University of Michigan shall make the selection.

(c) Expenses of arbitration shall be shared equally by the Parties unless the arbitrator or arbitration panel determines that the expenses should be paid by the non prevailing Party under standards similar to those in Rule 11 of the Federal Rules of Civil Procedure. Meetings of the arbitrators may be in person or, in appropriate circumstances, by telephone. All decisions of any arbitration panel shall be by majority vote of the panel, shall be in writing, and, together with any dissenting opinions, shall be delivered to both Parties.

(d) The arbitrator or arbitration panel shall have power to administer oaths to witnesses, to take evidence under oath, and, by majority vote, to issue subpoenas to compel the attendance of members of the Tribe or employees, officers and directors of (i) Buyer, (ii) Firekeepers Casino, (iii) Sellers, and (iv) any Affiliate of Seller, for the production of books, records, documents and other relevant evidence by either Party. Sellers and Buyer agree to comply with such subpoenas and to cause any Affiliate to comply with such subpoenas.

(e) The arbitrator or arbitration panel shall hold hearings in the proceeding before it and shall give reasonable advance notice to Buyer and Sellers by registered mail not less than five (5) days before any hearing. Unless otherwise agreed by Buyer and Sellers, all hearings shall be held at the Tribal Offices on the Huron Band of Potawatomi Reservation. Appearance at a hearing waives such notice. The arbitrator or arbitration panel may hear and determine the controversy only upon evidence produced before it and may determine the controversy notwithstanding the failure of either Buyer or Sellers duly notified to appear. Buyer and any Seller are entitled to be heard at all hearings, to present evidence material to the matter subject to arbitration, to cross-examine witnesses appearing at the hearing, and to be represented by counsel at its own expense.

(f) If the matter being submitted to arbitration involves a notice to terminate the Agreement for material breach, the Party seeking termination may apply to the arbitrator or arbitration panel for an order suspending performance of the Agreement during the pendency of arbitration, and the arbitrator or arbitration panel shall promptly hear and decide that application.

(g) The decision of the arbitrator or arbitration panel shall be presumed to be valid, shall be enforceable in full in any court of competent jurisdiction and may be vacated or modified only by the United States District Court for the Western District of Michigan on one of the following grounds; (a) the decision is not supported by substantial evidence; (b) the decision was procured by corruption, fraud or undue means; (c) there was evident partiality or corruption by the arbitrator, arbitration panel or any member; (d) the arbitrator, arbitration panel or any member was guilty of misconduct in refusing to hear the question, or in refusing to hear evidence pertinent and material to the question, or any other clear misbehavior by which the rights of either Party have been substantially prejudiced; (e) the arbitrator or arbitration panel or any member exceeded its authority under the terms of this Agreement; or (f) the arbitrator or arbitration panel’s decision is contrary to law.

(h) The Buyer waives its sovereign immunity only to the extent of allowing arbitration and judicial review and enforcement under the procedures set forth in this Section 9.6. This Agreement does not constitute and shall not be construed as a waiver of sovereign immunity by the Buyer except to permit arbitration and judicial review and enforcement under the procedures set forth in this Section 9.6.

(i) Notwithstanding this or any other provision, the arbitrator(s) may make an award of only damages against Buyer or interpretation of this Agreement and any Ancillary Document, and the only tribal income, assets and property which shall be subject to any claim or award under this Agreement are (a) Buyer’s interest in any undistributed or future income, revenues or proceeds from the Firekeepers Casino, including without limitation such revenues arising or generated from the Firekeepers Casino after the termination of this Agreement, and (b) Gaming and related revenues from the Firekeepers Casino arising or generated after the date that the matter in dispute is referred to arbitration.

(j) In no event shall this Section 9.6 apply to any governmental function, action or decision of the Tribe or any of its boards, agencies, authorities or commissions.

(k) This Section 9.6 shall survive the termination of this Agreement.

9.7 Entire Agreement; Amendment; Waiver. This Agreement, including the Schedules, constitutes the entire Agreement between the Parties pertaining to the subject matter herein and supersedes any other existing representation, warranty, covenant, agreement. No supplement, modification or amendment hereof will be binding unless expressed as such and executed in writing by each Party (except as contemplated in Section 9.9). Except to the extent as may otherwise be stated herein, no waiver of any term hereof will be binding unless expressed as such in a document executed by the Party making such waiver.

9.8 Assignment; Binding Effect. Neither this Agreement nor any right or obligation hereunder will be assigned, delegated or otherwise transferred (by operation of law or otherwise) by either Party without the prior written consent of the other Party (which consent will not be unreasonably withheld), except that each Party will have the right to assign or otherwise transfer this Agreement or any right hereunder or delegate any obligation hereunder to (a) a Person that does all of the following: (1) acquires or otherwise succeeds to all or substantially all of such Party’s business and assets; (2) assumes all of such Party’s obligations hereunder or such Party’s obligations hereunder that arise after such assignment, delegation or transfer; and (3) agrees to perform or cause performance of all such assumed obligations when due; (b) any of its Affiliates; or (c) any source of financing for such Party; provided that no such assignment, delegation or transfer under clause (a), (b) or (c) above will relieve the assigning, delegating or transferring Party of any obligation hereunder. This Agreement will be binding on and inure to the benefit of the respective permitted successors and assigns of the Parties. Any purported assignment, delegation or other transfer not permitted by this Section is void.

9.9 Severability; Blue-Pencil. If any term of this Agreement is determined by an arbitrator pursuant to Section 9.6 or court of competent jurisdiction to be invalid, illegal or incapable of being enforced (including any term in Section 5.9), then all other terms of this Agreement will nevertheless remain in full force and effect, and such term automatically will be amended so that it is valid, legal and enforceable to the maximum extent permitted by Applicable Law, but as close to the Parties’ original intent as is permissible.

9.10 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.11 Schedules. Nothing in any Schedule will be adequate to disclose an exception to a representation or warranty in this Agreement, unless such Schedule identifies the specific representation or warranty to which it applies. Additionally, the mere listing (or inclusion of a copy) of an item is not adequate to disclose an exception or other response to a representation or warranty in this Agreement, except to the extent such representation or warranty only pertains to the existence of such item itself.

ARTICLE 10

CERTAIN DEFINITIONS

“Acquired Intellectual Property” means the intellectual property described and set forth on Exhibit 1.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, “control,” “controlled by” and “under common control with,” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” is defined in the first paragraph of this Agreement.

“Ancillary Document” means, with respect to a Person, any document executed and delivered by or on behalf of such Person or any Affiliate of such Person, in connection with the execution and delivery of this Agreement or Closing, pursuant to the terms of this Agreement (but not including this Agreement).

“Applicable Law” means any applicable provision of any constitution, treaty, statute, law (including the common law), rule, regulation, ordinance, code or order enacted, adopted, issued or promulgated by any Governmental Authority.

“Business” is defined in the Recitals.

“Business Day” means any day, other than a Saturday or Sunday and other than a day that banks in the State of Minnesota are generally authorized or required by Applicable Law to be closed.

“Buyer” is defined in the first paragraph of this Agreement.

“Buyer Transaction Expenses” is $30,000.00.

“Claiming Party” is defined in Section 8.5(a).

“Closing” is defined in Section 6.1.

“Closing Date” is defined in Section 6.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first paragraph of this Agreement.

“Company Plan” means a Plan of which the Company or any ERISA Affiliate is or was a Plan Sponsor, or to which the Company or any ERISA Affiliate otherwise contributes or has contributed, or in which any employee of the Company or any ERISA Affiliate otherwise participates or has participated or in which the Company has any Liability.

“Contract” means any contract, agreement, purchase order, warranty or guarantee, license, use agreement, lease (whether for real estate, a capital lease, an operating lease or other), instrument or note, in each case that creates a legally binding obligation, and in each case whether oral or written.

“Defense” means legal defense (which may include related counterclaims) reasonably conducted by reputable legal counsel of good standing selected with the consent of the Claiming Party (which consent will not be unreasonably withheld).

“Effective Time” is defined in Section 6.1.

“Encumbrance” means any mortgage, claim, pledge, security interest, charge, lien, option or other right to purchase, restriction or reservation or any other encumbrance whatsoever.

“Enforcement Limitation” means any applicable bankruptcy, reorganization, insolvency, moratorium or other similar Applicable Law affecting creditors’ rights generally and principles governing the availability of equitable remedies.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any (if any) corporation, trade or business (whether or not incorporated) that at any time before Closing is under common control with the Company pursuant to section 414(b) and (c) of the Code.

“Financial Statements” is defined in Section 3.4(a)(2).

“Financing” is defined in Section 4.4.

“Firekeepers Casino” includes the Firekeepers Casino and any related or successor entity operated by Buyer.

“GAAP” means generally accepted United States accounting principles.

“Gaming” shall mean any and all activities defined as Class II or Class III Gaming under Indian Gaming Regulation Act, or if supported by the context, any form of legalized gaming authorized by state, federal or foreign law.

“General Manager” is R. Bruce McKee.

“Governmental Authority” means any: (a) nation, state, county, city, district or other similar jurisdiction of any nature; (b) federal, state, local or foreign government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, commission, bureau, instrumentality, department, official, entity, court or tribunal); (d) multi-national organization or body; or (e) body or other Person entitled by Applicable Law (or by Contract with the Parties) to exercise any arbitrative, administrative, executive, judicial, legislative, police, regulatory or Taxing authority or power.

“Green Acres Matter” is defined in Section 5.15.

“Greektown Casino” means the Greektown Casino located at 555 E. Lafayette Avenue, Detroit, Michigan.

“Holdback Amount” is defined in Section 2.3(a).

“Hotel Agreement” is defined in Section 5.16.

“Income Tax” means any Tax (other than sales, use, stamp, duty, value-added, business, goods and services, property, transfer, recording, documentary, conveyancing or similar Tax) based upon or measured by gross or net receipts of gross or net income (including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes) and including any Liability arising pursuant to the application of Treasury Regulation section 1.1502-6 or any similar provision of any Applicable Law regarding any Tax.

“Indebtedness” means any obligation or other Liability under or for any of the following (excluding any trade payable incurred in the Ordinary Course of Business of the Company): (a) indebtedness for borrowed money (including if guaranteed or for which a Person is otherwise liable or responsible, including an obligation to assume indebtedness); (b) obligation evidenced by a note, bond, debenture or similar instrument (including a standby letter of credit (c) surety bond; (d) swap or hedging Contract; (e) capital lease; (f) banker acceptance; (g) purchase money mortgage, indenture, deed of trust or other purchase money lien or conditional sale or other title retention agreement; (h) indebtedness secured by any mortgage, indenture or deed of trust upon any asset; or (i) interest, fee or other expense regarding any of the foregoing.

“Indemnifying Party” is defined in Section 8.5(a).

“Initial Claim Notice” is defined in Section 8.5(a).

“Insurance Policy” is defined in Section 3.14(a).

“Intellectual Property” means any trademark, service mark, trade name, trade dress, goodwill, patent, copyright, design, logo, formula, invention (whether or not patentable or reduced to practice), concept, domain name, website, trade secret, know-how, confidential information, mask work, product right, software, technology or other intangible asset of any nature, whether in use, under development or design or inactive (including any registration, application or renewal regarding any of the foregoing).

“Interests” is defined in the Recitals.

“Investor Agreement” is the Investor Agreement dated as of February 15, 2002, as amended, between Full House, RAM and the Company.

“Knowledge” means, (a) with respect to an individual, the actual knowledge of such individual and what such individual reasonably should have known after a reasonable investigation; and (b) with respect to a Person other than an individual, the actual knowledge of any individual who is serving as a director or officer (or similar executive) of such Person and what any such individual reasonably should have known after a reasonable investigation.

“Liability” means any liability or obligation of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).

“Loss” means any claim, demand, loss, fine, interest, penalty, assessment, cost or expense (including reasonable attorneys’ fees or expenses), damage or any other Liability.

“Management Agreement” is the Third Amended and Restated Management Agreement dated as of April 11, 2008 between Buyer and the Company.

“Material Adverse Effect” means, with respect to any Person, any incident, condition, change, effect or circumstance that, individually or when taken together with all such incidents, conditions, changes, effects or circumstances in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), properties, Liabilities, results of operations or prospects of such Person and its Subsidiaries, taken as a whole or any of them taken individually (other than (1) changes in economic conditions generally in the United States or (2) conditions generally affecting the industries in which the Company participates; provided that with respect to clauses (1) and (2), the changes or conditions do not have a materially disproportionate effect (relative to other participants in such industries)) or (b) materially and adversely affects the ability of Sellers to consummate the transactions contemplated herein.

“Non-Compete Period” is defined in Section 5.9(a).

“Order” means any order, writ, injunction, decree, judgment, award or determination, that is exclusive to the applicable Person, of or from, or Contract with,]any Governmental Authority or similar binding decision of any arbitration (or similar Proceeding).

“Ordinary Course of Business” means, with respect to a Person, the ordinary and usual course of normal day-to-day operations of such Person, consistent with such Person’s past practice.

“Organizational Document” means, for any Person: (a) the articles or certificate of incorporation, formation or organization (as applicable) and the by-laws or similar governing document of such Person; (b) any limited liability company agreement, partnership agreement, operating agreement, shareholder agreement, voting agreement, voting trust agreement or similar document of or regarding such Person; (c) any other charter or similar document adopted or filed in connection with the incorporation, formation, organization or governance of such Person; (d) any Contract regarding the governance of such Person or the relations among any of its equity holders with respect to such Person; or (e) any amendment to any of the foregoing.

“Other Indemnified Person” means, for any Person, such Person’s Affiliates and each of such Person’s and each of such Affiliate’s stockholders, officers, directors, partners, members, governors, managers, and permitted successors and assigns.

“Owing Party” is defined in Section 8.10.

“Party” means Sellers (or any Seller) or Buyer or Mathewson (as context provides).

“Permit” means any license, permit, registration or similar authorization from a Governmental Authority.

“Permitted Encumbrance” means any: (a) Encumbrance for any Tax, assessment or other governmental charge that is not yet due and payable or that may thereafter be paid without penalty; or (b) mechanic’s, materialmen’s, landlord’s or similar Encumbrance arising or incurred in the Ordinary Course of Business of the applicable Person that secures any amount that is not overdue.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trustee or trust, joint venture, unincorporated organization or any other business entity or association or any Government Authority.

“Plan” means an “employee benefit plan” (as such term is defined in section 3(3) of ERISA) and any other employee benefit plan, program, agreement or arrangement of any kind, including any: stock option or ownership plan; stock appreciation rights plan; stock purchase plan; phantom stock plan; executive compensation plan; bonus, incentive compensation, deferred compensation or profit-sharing plan; or arrangement regarding any vacation, holiday, sick leave, fringe benefit, educational assistance, pre-Tax premium or flexible spending account plan or life insurance.

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on, and including, the Closing Date.

“Pre-Closing Taxes” is defined in Section 5.8(a).

“Proceeding” means any action, arbitration, audit, claim, demand, grievance, complaint, hearing, inquiry, investigation,]litigation, proceeding or suit (whether civil, criminal or administrative), in each case that is commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchase Price” is defined in Section 2.1.

“RAM Withholding Taxes” is defined in Exhibit 2.2.

“Seller” and “Sellers” is defined in the first paragraph of this Agreement.

“Setting Off Party” is defined in Section 8.14.

“Straddle Period” means any complete Tax period of the Company relating to any Tax that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other interests, having by their terms ordinary voting power to elect a majority of the board of directors of such other Person (or others performing similar functions with respect to such other Person), is directly or indirectly owned or controlled by such first Person or by any one or more of such first Person’s Subsidiaries.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, fine, penalty or similar addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Benefit” is defined in Section 8.8(a).

“Tax Claim” means any claim by a Governmental Authority with respect to any Tax that, if successful, might result in an indemnity obligation hereunder.

“Tax Return” means any return, declaration, report, filing, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

“Third Party Claim” is defined in Section 8.5(a).

“Threatened” means, with respect to any matter, that a demand, notice or statement has been made or given, orally or in writing, that such matter is being or will be, or that circumstances exist that would lead a reasonably prudent Person to conclude that such matter could be asserted, commenced, taken or otherwise pursued, including if conditioned upon certain events occurring or not occurring.

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar tax or expense or any recording fee, in each case that is imposed as a result of any transaction contemplated herein, together with any penalty, interest and addition to any such item with respect to such item.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has executed this Equity Purchase Agreement effective as of the date first written above.

SELLERS:

/s/ ROBERT A. MATHEWSON
/s/ ANDRE M. HILLIOU	Robert A. Mathewson
Full House Resorts, Inc.
By: _Andre M. Hilliou
Its: _Chairman / CEO

/s/ ROBERT A. MATHEWSON
RAM Entertainment, LLC
By: Robert A. Mathewson
Its: Managing Member

BUYER:

/s/ HOMER A. MANDOKA Firekeepers Development Authority By: Homer A. Mandoka Its: Chairperson